April 10, 2015

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:

John Reynolds

Assistant Director

Dear Sirs:

Re:

Focus Ventures Ltd.

Amendment No. 1 to Registration Statement on Form 20-F

Filed March 6, 2015

File No. 000-55349

Further to your letter of March 16, 2015 and our subsequent telephone conversation with Ruairi Regan regarding extending the deadline for responding to your letter, we confirm that we have filed on EDGAR the Amendment No. 2 to the Registration Statement (the “Amendment”) of Focus Ventures Ltd. (the “Company”).  This document reflects our responses to your comments and also includes updated information relating to recent transactions completed by the Company.

We respond to your comments using the numbering system in your letter, as follows:

General

1.

We have included disclosure for transactions recently completed by the Company, namely, the purchase of a 70% interest in the Bayovar 12 Project, the receipt of a US$5.0 million loan, and a proposed sale of a royalty on future phosphate production from the Bayovar 12 Project.  Material contracts relating to Bayovar 12 Project acquisition and the loan have been included as exhibits to the Amendment.

Property, Plants and Equipment, page 18

2.

We have included on page 22 of the Amendment a description of the QA/QC protocols for the Phase 1 drill program completed at the Bayovar 12 Project.

Liquidity and Capital Resources, page 39

3.

We have included in the Amendment additional detail regarding our liquidity requirements on both a short term and long term basis.

Related Party Transactions, page 48

4.

We have included disclosure up to the date of the Amendment in accordance with Item 7.B of Form 20-F.

Exhibits, page 69

5.

We have included the Gold Group Services Agreement as an exhibit to the Amendment.

In addition, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require anything further.

Yours truly,

FOCUS VENTURES LTD.

Per:

    /s/ David Cass

David Cass, President